Exhibit 99.2

Exhibit 99.2

1Q 2014 EARNINGS

CONFERENCE CALL

7	May 2014

DISCLAIMER

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

operating expenses cannot be easily reduced in the short term;

inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements.

All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.

This document contains references to certain non-IFRS financial measures. For definitions of terms such as “Adjusted EBITDA”, “Adjusted Net Profit”, “Adjusted diluted EPS”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.

Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

STRATEGIC &

OPERATIONAL HIGHLIGHTS

David Ruberg – Chief Executive Officer

Q1 2014 PERFORMANCE

Financial Execution

Operational Execution

Organic revenue grew 8% Y/Y, 3% Q/Q Adjusted EBITDA grew 9% Y/Y, 2% Q/Q Adjusted EBITDA margin of 42.9% Successful bond tap in April 2014

€158.1 million net proceeds

Effective YTM of 4.73%

Completed expansion projects in 4 different markets

Added 2,800 sqm of equipped space

Installed 1,700 sqm of revenue generating space

Utilisation at 74%

Announced construction projects are on schedule

Steady Execution, Strong Operational Results and Continued Expansion

Q1 FINANCIAL HIGHLIGHTS

Q1 Revenue €80.6 Million

Grew 8% Y/Y and 3% Q/Q

Q1 Recurring Revenue €75.9 Million

Grew 7% Y/Y and 2% Q/Q

94% of total

Q1 Adjusted EBITDA €34.5 Million

Grew 9% Y/Y and 2% Q/Q

Q1 Adjusted EBITDA margin 42.9%

Grew 30bps Y/Y and down 30 bps Q/Q

Revenue

(€ millions) 80.6 Non

78.1 78.2

74.4 76.5 Recurring

Revenue

Recurring

Revenue

75.9

71.0 72.2 73.7 74.4

1Q13 2Q13 3Q13 4Q13 1Q14

Adjusted EBITDA & Margin

(€ millions) Adjusted

EBITDA

31.7 32.7 33.7 33.8 34.5

1Q13 2Q13 3Q13 4Q13 1Q14

42.6% 42.8% 43.1% 43.2% 42.9% Margin

Continued Organic Revenue and Adjusted EBITDA Growth with Improving Margins Y/Y

Q1 OPERATIONAL HIGHLIGHTS

Equipped Space of 82,900 sqm

Grew 6% Y/Y

2,800 sqm added in quarter

Revenue Generating Space of 61,400 sqm

Grew 8% Y/Y

1,700 sqm installed in quarter

Utilisation rate 74%

Equipped & Revenue Generating Space

(1000’s sqm)

78.1 78.9 79.3 80.1 82.9 Available

Equipped

Space

Revenue

Generating

Space

61.4

57.0 58.2 59.1 59.7

1Q13 2Q13 3Q13 4Q13 1Q14

73% 74% 75% 75% 74% Utilisation

Steady Utilisation Demonstrates Disciplined Expansion

6

EXPANDING SUPPORT CUSTOMER FACILITIES NEEDS TO

Recently completed projects:

AMS7.1, BRU1.5, FRA9, STO2.2 in 1Q14 FRA8.1 opened in April 14

Customer orders drive accelerated space and power expansion

AMS7: 7,300 sqm in 6 phases over 6 quarters FRA8: 3,600 sqm in 4 phases over 5 quarters

Customer Available Power:

86 MW at end of 1Q14 Potential of 139 MW from current data centres and announced projects

Announced Projects With Target Open Dates in 2014 & 2015

(See appendix for quarterly schedule in 2014)

Equipped

Project Space (sqm) Scheduled

Data Opening by

CapEx

Market Centre Project (€ millions) Project Opened Phase

Amsterdam AMS7 Phases 1 – 6 New Build 115 7,300 1,100 1Q14 - 2Q15

Brussels BRU1 Phase 5 Expansion 2 300 300 1Q14

Frankfurt FRA8 Phases 1 – 4 New Build 67 3,600 900 2Q14 –1H15

Frankfurt FRA9 New Build 13 800 800 1Q14

Stockholm STO2 Phase 2 Expansion 6 500 500 1Q14

Stockholm STO3 Phase 1 New Build 12 900 0 4Q14

Vienna VIE2 Phases 1 – 2 New Build 25 1,200 0 4Q14 – 1H15

Notes: As of 7 May 2014.

CapEx and Equipped Space are approximate and may change.

CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

BUILDING SIGNIFICANT COMMUNITIES CUSTOMER VALUE OF INTEREST DELIVERS

Interxion’s Target Segments

Digital Media & Financial Managed Service

CDNs Enterprises Services Providers Network Providers

Cloud platform providers(1)

Mar 2014 10% 9% 11% 24% 34%

Mar 2013 10% 9% 12% 22% 35%

(2)

% of Total Monthly Recurring Revenue(2)

Continued Strength in Cloud

(1) Selected providers in these segments, plus systems integrators, are deploying cloud platforms.

(2) Remaining Monthly Recurring Revenue (Mar 2014 12%, Mar 2013 12%) allocated to systems integrator, on-line retail, and public customer segments.

interxion

FINANCIAL HIGHLIGHTS

Josh Joshi – Chief Financial Officer

Q1 2014 RESULTS

€ millions (except per share amounts)	Q1 2013	Q4 2013	Q1 2014	Q1 2014 vs. Q1 2013	Q1 2014 vs. Q4 2013
Recurring revenue	71.0	74.4	**75.9**	7%	2%
Non-recurring revenue	3.4	3.7	**4.7**	38%	27%
Revenue	74.4	78.2	**80.6**	8%	3%
Gross profit	44.8	46.8	**48.0**	7%	3%
Gross margin %	60.2%	59.9%	**59.6%**	-60bps	-30bps
Adjusted EBITDA(1)	31.7	33.8	**34.5**	9%	2%
Adjusted EBITDA Margin %	42.6%	43.2%	**42.9%**	+30bps	-30bps
Net profit	7.0	9.8	**10.4**	49%	6%
EPS (diluted)	€0.10	€0.14	**€0.15**	48%	6%
Adjusted Net Profit (2) (3)	6.5	9.8	**9.8**	51%	0%
Adjusted EPS (diluted)(2) (3)	€0.09	€0.14	**€0.14**	50%	0%

- **Revenue grew 3% Q/Q with no meaningful currency impact**
- **Recurring ARPUs remained firm Q/Q and Y/Y**
- **Seasonal cost increases impacted Q/Q margins**
- **Adjusted EBITDA Margin increased 30bp Y/Y**
- **Adjusted net profit[2] of €9.8 million grew 51% Y/Y**

(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
(2) Adjustments to Net Profit include capitalised interest, Dutch crisis tax and the related corporate income tax effect. See appendix for reconciliation.
(3) In the Q4 2013 earnings release report, a €1.3 million positive impact, net of tax, as a result from the change in estimated useful life of certain assets was treated as an adjusting item for the three months ended at 31 December 2013.

interxion 10

Q1 2014 REPORTING SEGMENT ANALYSIS

France, Germany, the Netherlands, and UK

54.0% 54.0% 54.5% 54.4% 53.8%

50.8

46.6 48.3 48.8 48.9

25.2 26.0 26.6 26.6 27.3

1Q13 2Q13 3Q13 4Q13 1Q14

Rest of Europe

52.0% 52.1% 51.0% 51.1% 52.9%

(€ millions)

27.8 28.3 29.3 29.3 29.8

Revenue

Adjusted

EBITDA 14.5 14.7 14.9 15.0 15.8

Adjusted

EBITDA

Margin

1Q13 2Q13 3Q13 4Q13 1Q14

Revenue grew 9% Y/Y, 4% Q/Q

Recurring revenue grew 7% Y/Y, 3% Q/Q Adjusted EBITDA margins impacted by expansion drag from AMS7 & FRA9 openings

Revenue grew 7% Y/Y, 2% Q/Q

Recurring revenue grew 6% Y/Y, 1% Q/Q Adjusted EBITDA margins grew 90bps Y/Y, 180 bps Q/Q

Continued Solid Growth in Both Reporting Segments

Note: Analysis excludes “Corporate & Other” segment.

DEMAND-DRIVEN CAPITAL EXPENDITURES

Capital Expenditures, including Intangible Assets

(€ millions)

55.3 57.0

32.8

28.8

26.5

1Q13 2Q13 3Q13 4Q13 1Q14

By Geography (Q1 2014)

(€ millions)

0.7

12.7 Big 4

ROE

Corporate

43.6

By Category (Q1 2014)

(€ millions)

3.7 0.6

Expansion /

Upgrade

Maintenance &

Other

Intangibles

52.7

Approximately 70% of 2014E Capital Expenditure Dedicated to Satisfying Customer Contracts

STRONG BALANCE SHEET

€ millions	31-Mar-14	31-Mar-14 Pro forma	31-Dec-13
Cash & Cash Equivalents	41.9	178.6	45.7
Total Borrowings[(1)]	392.9	530.2	362.7
Shareholders Equity	399.3	398.9	387.9
Total Capitalisation	792.2	929.1	750.6
Total Borrowings / Total Capitalisation	49.6%	56.6%	48.3%
Gross Leverage Ratio[(2)]	3.0x	3.9x	2.8x
Net Leverage Ratio[(3)]	2.7x	2.6x	2.5x

- **Balance sheet cash supplements strong operating cash flow**
- **Pro forma adjustments for bond tap, Brussels mortgage and repayments of drawn amounts on RCF**
- **Bond tap raised €158.1 million net proceeds**
  - **€150 million additional principal on existing 6.00% Senior Secured Notes due 2020**
  - **Issued at 106.75 with YTM of 4.73%**
  - **€475 million total principal balance**
- **5.9% pro forma blended interest cost**
  - **Including interest on Notes, mortgages, finance leases, other debt and amortised financing costs**
- **Q1 2014 LTM Cash ROGIC 13%**

Fully Funded to Complete Accelerated Expansion Plan

(1) Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs.
(2) Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings) / LTM Adjusted EBITDA.
(3) Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.

interxion 13

DISCIPLINED RETURNS INVESTMENTS DRIVE STRONG

(millions)

Returns 635

28%

2014

1Q 286

184 176

LTM (7)

Total Data Centre Revenue Gross Profit Maintenance Capex Annual Cash Return

Investments(2) (64% margin)

Analysis of all 28 data centres in operation at year end 2010(1)

67,000 sqm of equipped space;

Increase of 10% (6,000 sqm) since YE 2010

78% utilisation;

Increase of 6 percentage points since YE 2010

Recurring ARPU’s Grew 12% since end of 2010

28% annual cash return;

Increase of 320 bps since YE2010

Growing Cash Returns on Maturing Data Centres

(1) 28 Data Centres in Operation as at 31 Dec 2010 : VIE1, BRU1, CPH1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA 6, DUB1, DUB 2, AMS1, AMS2, AMS3, AMS4, AMS5, HIL1, MAD1, STO1, ZUR1 and LON1.

(2) Represents total investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, maintenance and assets under construction as at 31 March 2014.

interxion

BUSINESS COMMENTARY OUTLOOK &

CONCLUDING REMARKS

David Ruberg – Chief Executive Officer

A VIEW ON CLOUD ADOPTION

Total sqm

Cloud Service Providers

Enterprises(laas/Paas)

United states

Enterprises(laas/Paas)

Europe

Cloud Service Providers

1/2013

1/2014

1/2015

1/2016+

(1)	Derived from industry, broker and customer research.

ENTERPRISE ACCESS TO THE CLOUD

VIA INTERXION’S CLOUD HUB

CLOUD HUB

Interxion

Hybrid

Enterprise

Enterprise Community

Private

Tool Providers

Internet Exchanges

Public

SaaS

PaaS

IaaS

People, Systems, Process

GUIDANCE FOR 2014

Range

(in millions)

Revenue €334 - 344

Adjusted EBITDA €145 - 152

Capital €175 - 200

Expenditures

QUESTIONS

& ANSWERS

Amsterdam • Brussels • Copenhagen • Dublin • Dusseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich

www.interxion.com

interxion

APPENDIX

TRACK RECORD OF EXECUTION

Revenue by Quarter

(€ millions) CARG(1)=15%

4 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2 80.6

40.4 42.5 43.7 45.1 47.8 50.4 54.6 55.6 57.9 60.0 62.0 64.

Y/Y 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14

Growth 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8%

Big 4%(2) 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63%

Adjusted EBITDA by Quarter CARG(1)=20%

(€ millions)

31.2 31.7 32.7 33.7 33.8 34.5

19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7

14.1 15.7 16.0 16.9 17.4

Adjusted 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13 1Q’14

EBITDA

Margin(3) 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43%

30 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

(1) CAGR calculated as 1Q14 vs. 1Q09.

(2) Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. (3) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.

ILLUSTRATIVE ARPU DEVELOPMENT



Customer ARPU Development
ARPU Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

Space Installed | Power Reservation & Energy Consumption



Data Centre Recurring Revenue Development
Revenue Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

- **ARPU increases over time as IT workloads increase**
  - Customers initially contract for space and modest power reservation[(1)]
  - As workloads increase, larger power reservation fees are required and energy consumption increases

- **Revenue grows from space , power reservation, and energy consumption over time**
- **As data centres fill with customers:**
  - Revenue mix initially tilted toward space
  - As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue

Revenue Develops Over Time as Power Reservation and Energy Consumption Increase

interxion

22

(1) Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

HISTORICAL FINANCIAL RESULTS

2012 2013 2014 2012 2013

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY FY

(except as noted)

Recurring revenue 62.3 62.9 65.1 69.0 71.0 72.2 73.7 74.4 75.9 259.2 291.3

Non-recurring revenue 3.5 5.1 5.3 3.9 3.4 4.3 4.3 3.7 4.7 17.9 15.8

Total Revenue 65.8 68.0 70.4 72.9 74.4 76.5 78.1 78.2 80.6 277.1 307.1

Gross Profit 39.3 39.8 41.0 43.9 44.8 45.2 46.2 46.8 48.0 164.0 183.0

Gross Margin 59.7% 58.5% 58.3% 60.3% 60.2% 59.1% 59.2% 59.9% 59.6% 59.2% 59.6%

Adj EBITDA 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 115.0 131.8

Adj EBITDA Margin 41.5% 40.8% 40.8% 42.8% 42.6% 42.8% 43.1% 43.2% 42.9% 41.5% 42.9%

Net Profit / (loss) 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 31.6 6.8(1)

CapEx Paid 61.1 42.6 46.5 28.2 32.8 28.8 26.5 55.3 57.0 178.3 143.4

Expansion/Upgrade 57.8 38.2 42.2 23.4 28.8 27.1 25.0 52.8 52.7 161.5 133.6

Maintenance & Other 1.9 3.3 1.6 3.6 2.1 1.5 1.0 2.0 3.7 10.5 6.7

Intangibles 1.4 1.0 2.6 1.2 1.9 0.2 0.5 0.5 0.6 6.3 3.1

Cash Generated from

Operations 25.4 29.4 24.1 32.9 23.6 24.1 32.0 23.0 34.3 111.7 102.7

Gross PP&E 730.1 775.9 807.9 856.3 870.0 900.0 933.5 987.2 1,045.4 856.3 987.2

Gross Intangible Assets 16.9 17.9 21.7 23.1 23.5 23.7 24.3 24.9 25.5 23.1 24.9

LTM Cash ROGIC 15% 15% 14% 13% 13% 13% 14% 13% 13% 13% 13%

The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.

(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

HISTORICAL SEGMENT FINANCIAL RESULTS

2012 2013 2014 2012 2013

€in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY FY

(except as noted)

BIG 4

Recurring revenue 38.0 38.4 39.8 42.8 44.4 45.2 46.1 46.5 47.6 159.1 182.2

Non-recurring revenue 2.3 3.9 4.0 2.5 2.1 3.1 2.7 2.4 3.1 12.6 10.3

Total Revenue 40.3 42.4 43.8 45.3 46.6 48.3 48.8 48.9 50.8 171.8 192.5

Gross Margin 62.6% 60.2% 60.1% 62.7% 63.2% 62.1% 62.1% 63.1% 61.8% 61.4% 62.6%

Adj EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3 90.1 104.4

Adj EBITDA Margin 53.5% 51.5% 51.2% 53.6% 54.0% 54.0% 54.5% 54.4% 53.8% 52.5% 54.2%

REST OF EUROPE

Recurring revenue 24.3 24.4 25.3 26.2 26.5 27.0 27.7 27.9 28.2 100.1 109.1

Non-recurring revenue 1.2 1.2 1.4 1.4 1.3 1.3 1.6 1.4 1.6 5.2 5.5

Total Revenue 25.5 25.7 26.6 27.5 27.8 28.3 29.3 29.3 29.8 105.3 114.7

Gross Margin 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 60.6% 61.4% 62.2% 61.5% 61.2%

Adj EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8 55.1 59.1

Adj EBITDA Margin 52.6% 52.5% 51.8% 52.2% 52.0% 52.1% 51.0% 51.1% 52.9% 52.3% 51.5%

CORPORATE & OTHER

Adj EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5) (30.2) (31.6)

HISTORICAL OPERATING METRICS

2012 2013 2014

Space figures in square metres(1)

Customer Available Power in MW(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1

Equipped Space 64,800 65,300 69,600 74,000 78,100 78,900 79,300 80,100 82,900

Equipped Space added 2,000 500 4,300 4,400 4,100 800 400 800 2,800

Revenue Generating Space 47,500 48,600 51,200 56,200 57,000 58,200 59,100 59,700 61,400

RGS added 400 1,100 2,600 5,000 800 1,200 900 600 1,700

Utilisation (%)(2) 73% 74% 74% 76% 73% 74% 75% 75% 74%

Customer Available Power 60 62 73 79 79 81 81 82 86

Data Centres in Operation 29 30 32 33 33 34 34 34 36

(1) All figures at the end of the period. (2) Utilisation as at the relevant date.

SCHEDULED EQUIPPED SPACE ADDITIONS

2012 2013 2014E(2)

Space figures in square metres(1) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2E Q3E Q4E

BIG 4

France 500 1,500 2,700

Germany 1,500 600 800 900 900

Netherlands 1,700 3,700 (200)(3) 1,100 1,000 2,600

UK 1,100 400

Subtotal 1,500 500 4,300 3,700 3,500 1,900 900 1,000 3,500

REST OF EUROPE

Austria 400 300 600

Belgium 300

Denmark 300

Ireland

Spain 200 600

Sweden 500 500 500 900

Switzerland 600 500

Subtotal 500 800 600 800 400 800 800 1,500

Total Additional Equipped Space 2,000 500 4,300 4,400 4,100 800 400 800 2,800(1) 900 1,000 5,000

(1) Figures rounded to nearest 100 sqm unless otherwise noted.

(2) Future expansion additions based on announced schedule, which is subject to change. (3) HIL 1 space reduced due to amended lease terms.

ADJUSTED NET PROFIT RECONCILIATION

Reconciliation to Adjusted Net Profit

€ in millions (except as noted)	2012 Q1	2012 Q2	2012 Q3	2012 Q4	2013 Q1	2013 Q2	2013 Q3	2013 Q4[(1)]	2014 Q1	2012 FY	2013 FY
Net Profit / (Loss) – as reported	**8.7**	**8.7**	**8.6**	**5.6**	**7.0**	**6.6**	**(16.5)**	**9.8**	**10.4**	**31.6**	**6.8**
Add back											
+ Refinancing charges	–	–	–	–	–	–	31.0	–	–	–	31.0
+ Deferred tax asset adjustment	–	–	–	–	–	–	0.6	–	–	–	0.6
+ NL Crisis Wage Tax	–	–	–	1.9	–	–	–	0.4	–	1.9	0.4
+ Adjustment to onerous leases	–	–	–	0.8	–	–	–	–	–	0.8	–
	–	–	–	2.7	–	–	31.6	0.4	–	2.7	32.0
Reverse											
- Interest Capitalised	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(9.2)	(1.7)
	(2.4)	(2.8)	(2.7)	(1.3)	(0.7)	(0.3)	(0.3)	(0.4)	(0.8)	(9.2)	(1.7)
Tax effect of above add backs & reversals	0.6	0.7	0.7	(0.4)	0.2	0.1	(7.7)	–	0.2	1.6	(7.6)
Adjusted Net Profit	**6.9**	**6.6**	**6.6**	**6.6**	**6.5**	**6.4**	**7.1**	**9.8**	**9.8**	**26.7**	**29.5**
Reported Basic EPS (€)	0.13	0.13	0.13	0.08	0.10	0.10	(0.24)	0.14	0.15	0.47	0.10
Reported Diluted EPS (€)	0.13	0.13	0.12	0.08	0.10	0.10	(0.24)	0.14	0.15	0.46	0.10
Adjusted Basic EPS (€)	0.10	0.10	0.10	0.10	0.10	0.09	0.10	0.14	0.14	0.40	0.43
Adjusted Diluted EPS (€)	0.10	0.10	0.09	0.10	0.09	0.09	0.10	0.14	0.14	0.39	0.43

(1) With effect from Q4 2013, the company changed the estimated lives of certain data centre assets categories and applied this change on a prospective basis. In Q4 2013, the impact of the change had a €1.3 million after tax positive effect.

interxion 27

NON-IFRS RECONCILIATIONS

Reconciliation to Adjusted EBITDA

	2009				2010				2011				2012				2013				2014
€ in millions (except as noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Net profit / (loss)	**5.9**	**8.2**	**1.3**	**11.0**	**(4.7)**	**4.0**	**5.9**	**9.5**	**2.8**	**5.2**	**6.9**	**10.6**	**8.7**	**8.7**	**8.6**	**5.6**	**7.0**	**6.6**	**(16.5)(1)**	**9.8**	**10.4**
Income tax expense / (benefit)	1.7	0.7	2.3	(5.4)	1.2	2.9	1.6	(3.2)	2.3	2.3	3.2	1.9	3.9	4.1	4.3	3.5	3.4	3.1	(4.1)	3.7	4.2
Profit / (loss) before taxation	**7.6**	**8.9**	**3.6**	**5.7**	**(3.5)**	**6.9**	**7.5**	**6.3**	**5.1**	**7.5**	**10.1**	**12.6**	**12.6**	**12.9**	**12.8**	**9.1**	**10.3**	**9.7**	**(20.6)**	**13.4**	**14.6**
Net finance expense	1.5	1.0	1.9	1.9	13.5	4.8	5.1	6.1	6.6	6.0	5.3	5.0	4.4	3.9	3.8	5.7	6.5	7.3	38.1(1)	5.6	5.4
Operating profit	**9.1**	**9.8**	**5.5**	**7.5**	**10.0**	**11.7**	**12.6**	**12.4**	**11.7**	**13.5**	**15.3**	**17.5**	**17.1**	**16.7**	**16.6**	**14.8**	**16.8**	**17.1**	**17.5**	**19.0**	**20.0**
Depreciation, amortisation and impairments	4.6	5.0	5.6	6.8	7.2	7.5	7.8	8.6	8.5	9.6	9.1	8.4	9.7	10.2	11.0	13.1	14.0	14.9	15.2	13.5	14.0
EBITDA	**13.8**	**14.8**	**11.1**	**14.3**	**17.2**	**19.2**	**20.4**	**21.0**	**20.3**	**23.1**	**24.4**	**25.9**	**26.7**	**27.0**	**27.6**	**27.8**	**30.8**	**32.0**	**32.7**	**32.5**	**34.0**
Share-based payments	0.2	0.2	0.2	0.3	0.3	0.4	0.4	0.6	0.3	0.3	0.7	1.3	0.7	0.9	1.2	2.6	1.0	0.8	1.1	1.3	0.6
Increase/(decrease) in provision for onerous lease contracts	0.5	0.9	0.0	2.4	0.1	0.1	0.1	(0.1)	0.0	–	–	–	–	–	–	0.8	–	–	–	–	–
IPO transaction costs	–	–	–	–	–	–	–	–	1.7	–	–	–	–	–	–	–	–	–	–	–	–
Abandoned transaction costs	–	–	4.8	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	(0.1)
Net insurance compensation benefit	(0.3)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	**14.1**	**15.7**	**16.0**	**16.9**	**17.4**	**19.6**	**20.8**	**21.4**	**22.2**	**23.3**	**25.0**	**27.1**	**27.3**	**27.8**	**28.7**	**31.2**	**31.7**	**32.7**	**33.7**	**33.8**	**34.5**

(1) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

interxion 28

NON-IFRS RECONCILIATIONS

Reconciliation to Segment Adjusted EBITDA

2012 2013 2014

€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1

BIG 4

Operating profit 16.2 16.0 15.8 15.3 15.9 16.3 16.7 17.6 18.3

Depreciation, amortisation and impairments 5.3 5.8 6.5 8.1 9.1 9.8 9.8 8.7 8.9

EBITDA 21.5 21.8 22.3 23.4 25.0 26.1 26.5 26.3 27.2

Share-based payments 0.2 0.2 0.2 0.2 0.3 0.0 0.2 0.3 0.2

Increase/(decrease) in provision for onerous lease contracts 0.8

Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1)

Adjusted EBITDA 21.6 21.8 22.4 24.3 25.2 26.0 26.6 26.6 27.3

ROE

Operating profit 9.7 9.5 9.8 10.0 10.2 10.2 10.2 10.8 11.5

Depreciation, amortisation and impairments 3.6 3.9 3.9 4.3 4.2 4.4 4.6 4.0 4.3

EBITDA 13.3 13.4 13.7 14.3 14.4 14.7 14.8 14.9 15.7

Share-based payments 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1

Adjusted EBITDA 13.4 13.5 13.8 14.4 14.5 14.7 14.9 15.0 15.8

CORPORATE & OTHER

Operating profit/(loss) (8.8) (8.8) (9.0) (10.6) (9.3) (9.5) (9.5) (9.4) (9.8)

Depreciation, amortisation and impairments 0.7 0.6 0.6 0.7 0.7 0.7 0.8 0.8 0.8

EBITDA (8.1) (8.2) (8.4) (9.8) (8.6) (8.8) (8.6) (8.7) (9.0)

Share-based payments 0.5 0.6 0.9 2.3 0.6 0.7 0.8 0.9 0.4

Adjusted EBITDA (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (7.8) (8.5)

DEFINITIONS

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.

Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted Net Prifit.

Adjusted net profit: Net profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

ARPU: Average revenue per unit

Big 4: France, Germany, the Netherlands, and the UK CAGR: Compound Annual Growth Rate

Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development.

Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by

{Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}.

Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities.

CDNs: Content Distribution Networks

Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

Customer Available Power: the current installed electrical customer capacity.

Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.

LTM: Last Twelve Months ended March 31, 2014, unless otherwise noted. MW: Megawatts SQM: Square metres

Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortized set-Grew fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.

Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date.

Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.

YTM: Yield to maturity